                                                                      EXHIBIT 99



                             FINANCIAL INFORMATION

         (TO BE INCLUDED IN THE ANNUAL REPORT TO SHAREHOLDERS FOR 1997)

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
        (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

     ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA AND OPERATING RESULTS

                     1997          1996        1995      1994      1993      1992         1991
                   --------      --------    --------  --------  --------  --------     --------
                                         DOLLARS IN MILLIONS, EXCEPT PER SHARE AND PER TON DATA
Summary of
Earnings
 Net sales.......  $2,789.4      $2,394.0    $2,450.1  $2,197.5  $1,893.3  $1,716.6     $1,655.9
 Gross profit....     619.4         558.1       576.2     514.9     457.8     424.2        403.5
 Operating
 profit..........     144.2(1)      120.0       148.7      98.1      56.4      27.1         16.2
 Income before
 income taxes....     105.4(1)      103.5       145.4      88.3      38.1       5.9        (11.5)
 Net income......      62.8(1)       63.3        88.5      53.3      26.7     (80.8)(2)     (9.2)
 Earnings per
 share--basic and
 diluted(4)......      1.60(1,3)     1.72(3)     2.60      1.57      0.79     (2.38)       (0.27)
Financial
Position at Year-
End
 Inventory--
 current
 value(5)........  $  538.1      $  439.4    $  409.2  $  405.8  $  384.9  $  360.1     $  371.5
 Working capital.     383.0         425.6       500.2     425.8     366.8     187.7        162.6
 Property, plant
 and equipment...     285.0         251.0       249.7     252.5     257.2     257.8        268.2
 Total assets....   1,177.3         932.2       972.6     891.3     828.3     751.4        765.3
 Long-term debt..     257.0         263.2        18.9      23.6      28.2      25.7          N/A
 Stockholders'
 equity..........     427.5         364.4       668.5     580.0     526.7     350.0        430.7
Financial Ratios
 Inventory
 turnover--
 current
 value(5)........       4.0           4.2         4.2       4.1       3.8       3.5          3.2
 Operating asset
 turnover........       2.8           2.9         2.9       2.7       2.4       2.2          2.0
 Operating profit
 on operating
 assets (OP/OA)..      14.6%         14.3%       17.6%     12.2%      7.3%      3.5%         2.0%
 Return on ending
 stockholders'
 equity..........      14.7          17.4        13.2       9.2       5.1     (23.1)(2)     (1.6)
Volume and Per
Ton Data
 Tons shipped
 (000)...........     3,020         2,514       2,347     2,327     2,078     1,872        1,736
 Average selling
 price per ton...  $    924      $    952    $  1,044  $    944  $    911  $    917     $    954
 Gross profit per
 ton.............       205           222         245       221       220       226          232
 Expenses per
 ton(6)..........       163           174         182       179       193       212          223
 Operating profit
 per ton(7)......        42            48          63        42        27        14            9
Profit Margins
 Gross profit as
 a percent of
 sales...........      22.2%         23.3%       23.5%     23.4%     24.2%     24.7%        24.4%
 Expenses as a
 percent of
 sales(6)........      17.7          18.3        17.4      19.0      21.2      23.1         23.4
 Operating profit
 as a percent of
 sales(7)........       4.5           5.0         6.1       4.5       3.0       1.6          1.0
Other Data
 Average number
 of employees....     5,314         4,904       5,125     5,195     5,067     5,132        5,315
 Tons shipped per
 average
 employee........       568           513         458       448       410       365          327
 Capital
 expenditures....  $   40.4      $   24.1    $   19.3  $   20.4  $   19.3  $    9.3     $    9.8
 EBITDA..........     164.5         139.9       169.8     112.4      69.6      38.8         25.3
 Cash flow from
 operating
 activities......      44.6          60.0        84.4      79.7     (25.3)     46.1         40.4


                    1990      1989      1988      1987
                  --------  --------  --------  --------
                        DOLLARS IN MILLIONS, EXCEPT
                        PER SHARE AND PER TON DATA
Summary of
Earnings
 Net sales....... $1,825.4  $1,973.4  $1,815.3  $1,442.3
 Gross profit....    436.0     452.1     456.9     375.1
 Operating
 profit..........     18.1      63.8     115.7      61.9
 Income before
 income taxes....    (20.2)     22.6      80.3      35.6
 Net income......    (19.4)     16.4      74.3      33.6
 Earnings per
 share--basic and
 diluted(4)......    (0.57)     0.48      2.19      0.99
Financial
Position at Year-
End
 Inventory--
 current
 value(5)........ $  439.1  $  439.2  $  428.6  $  379.4
 Working capital.    163.4     128.9     174.5     227.4
 Property, plant
 and equipment...    277.2     258.5     210.6     189.4
 Total assets....    796.5     810.1     703.1     641.3
 Long-term debt..      N/A       N/A       N/A       N/A
 Stockholders'
 equity..........    439.9     389.3     373.0     298.7
Financial Ratios
 Inventory
 turnover--
 current
 value(5)........      N/A       N/A       N/A       N/A
 Operating asset
 turnover........      2.2       2.3       2.5       2.3
 Operating profit
 on operating
 assets (OP/OA)..      2.2%      7.3%     15.7%     10.1%
 Return on ending
 stockholders'
 equity..........     (4.4)      4.2      19.9      11.2
Volume and Per
Ton Data
 Tons shipped
 (000)...........    1,847     1,850     1,528     1,515
 Average selling
 price per ton... $    988  $  1,067  $  1,188  $    952
 Gross profit per
 ton.............      236       244       299       248
 Expenses per
 ton(6)..........      226       210       223       207
 Operating profit
 per ton(7)......       10        34        76        41
Profit Margins
 Gross profit as
 a percent of
 sales...........     23.9%     22.9%     25.2%     26.0%
 Expenses as a
 percent of
 sales(6)........     22.9      19.7      18.8      21.7
 Operating profit
 as a percent of
 sales(7)........      1.0       3.2       6.4       4.3
Other Data
 Average number
 of employees....    5,506     5,353     4,994     4,886
 Tons shipped per
 average
 employee........      335       346       306       310
 Capital
 expenditures.... $   29.6  $   53.4  $   31.6  $   21.7
 EBITDA..........     22.4      67.3     117.2      65.7
 Cash flow from
 operating
 activities......     72.3      26.4      92.8      34.5

----
(1) Includes an $8.9 million pretax pension curtailment gain and an $8.9 million pretax gain on the sale of assets. Before these one-time gains, operating profit was $126.3 million, income before income taxes was $87.6 million, net income was $52.2 million and earnings per share were $1.33.
(2) Net income in 1992 was negatively impacted by $84.1 million as a result of the adoption of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FASB Statement No. 109, "Accounting for Income Taxes."
(3) Earnings for 1997 reflect a full year's interest expense on the $250 million of Notes issued in July 1996 in conjunction with RT's initial public offering, compared with a half year's expense in 1996. Interest expense on these Notes was 36 cents per share in 1997 and 19 cents per share in 1996.
(4) Weighted average shares used to calculate 1997 and 1996 earnings per share were 39.3 million and 36.7 million, respectively. Prior to 1996, 34.0 million shares were used in the calculation of earnings per share.
(5) Current value of inventory consists of book value of inventory plus LIFO reserve.
(6) Expenses are defined as operating expenses plus depreciation and amortization.
(7) Operating profit is defined as gross profit minus expenses.
  N/A--Not available

         MANAGEMENT'S DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

COMPARISON OF 1997 WITH 1996

 Net Sales

  Sales increased 16.5 percent to $2.79 billion in 1997 from $2.39 billion in 1996. Approximately three-fourths of the sales gain was attributable to the acquisitions of Thypin Steel, Cardinal Metals and Omni Metals in 1997. Shipments of 3.02 million tons in 1997 rose 20.1 percent from 2.51 million tons in 1996. The Company's average selling price per ton declined 2.9 percent to $924 in 1997 from $952 in 1996 due to a continued excess supply of metals relative to demand in the steel industry. The Company's market share increased to 10.2 percent in 1997 from 9.1 percent in 1996, based on data from the Steel Service Center Institute ("SSCI").

 Gross Profit

  Gross profit--the difference between net sales and the cost of materials sold--rose 11.0 percent to $619.4 million in 1997 from $558.1 million in 1996. Gross profit as a percent of sales declined to 22.2 percent from 23.3 percent. Gross profit per ton decreased to $205 in 1997 from $222 in 1996, as average selling price per ton declined 2.9 percent and material cost per ton decreased
1.5 percent.

 Expenses

  Expenses--which consist of operating expenses, depreciation and amortization--were 12.5 percent higher in 1997 than in 1996. However, expenses increased less than tons shipped and, as a result, expenses per ton declined to $163 in 1997 from $174 in 1996. The improvement in expenses per ton was due to the Company's continuing strong focus on cost control. Tons shipped per employee, a measure of productivity, increased 10.7 percent in 1997 to 568 tons from 513 tons in the prior year.

 Operating Profit

  Operating profit in 1997 benefited from an $8.9 million gain on the sale of real estate in Boston, MA, and Jersey City, NJ, and an $8.9 million pension curtailment gain. The pension curtailment gain resulted from freezing benefits under a defined benefit plan and implementing a defined contribution plan for certain salaried employees effective January 1, 1998. Excluding these gains, operating profit of $126.3 million in 1997 was 5.2 percent higher than $120.0 million in 1996. The increase in operating profit was due to strong volume gains and reduced expenses per ton, partly offset by weaker gross margins.

 General Corporate and Other Expense, Net of Income Items

  General corporate expense--the charge from Inland Steel Industries, Inc. ("ISI") for services rendered to the Company--decreased to $5.5 million in 1997 from $6.4 million in 1996. Interest income declined to $0.3 million in 1997 from $4.2 million in 1996, due to a reduction in cash and cash equivalent balances resulting entirely from acquisitions. Other expenses increased $1.0 million in 1997 from 1996, mainly due to costs associated with being a public company.

 Interest and Other Expense on Debt

  Interest and other expense on debt increased to $32.6 million from $14.3 million in 1996. 1997 results reflected a full year's interest on the $250 million of Notes issued in conjunction with the initial public offering, compared to a half year's interest in 1996, and higher interest expense incurred on short-term borrowings arising mainly from acquisitions.

 Provision for Income Taxes

  Income taxes increased 6.0 percent to $42.6 million in 1997 from $40.2 million in 1996 due to an increase in taxable income and an increase in the effective tax rate from 38.9 percent to 40.4 percent.

COMPARISON OF 1996 WITH 1995

 Net Sales

  Sales of $2.39 billion in 1996 declined 2.3 percent compared with $2.45 billion in 1995. The effect of a 7.1 percent increase in tons shipped--to 2.51 million tons from 2.35 million tons--was more than offset by an 8.8 percent decrease in the average selling price per ton to $952 from $1,044. Excess supply of metals relative to demand in the steel industry in 1996 led to the decline in selling prices. Based on analysis of SSCI data, the Company expanded its share of the market to 9.1 percent in 1996 compared with 8.4 percent in 1995.

 Gross Profit

  Gross profit declined 3.1 percent to $558.1 million in 1996 from $576.2 million in 1995. Gross profit as a percent of sales dipped slightly to 23.3 percent from 23.5 percent. Gross profit per ton declined to $222 in 1996 versus $245 in 1995, as an 8.8 percent decrease in average selling price per ton more than offset an 8.5 percent decrease in material cost per ton.

 Expenses

  Expenses increased by 2.5 percent in 1996. The increase in expenses was less than the increase in tons shipped and, on a per ton basis, expenses declined to $174 from $182. The average employee count decreased 4.3 percent to 4,904 in 1996 from 5,125 in 1995, and tons shipped per employee increased 12.0 percent to 513 tons from 458 tons.

 Operating Profit

  Operating profit decreased 19.3 percent to $120.0 million in 1996 from $148.7 million in 1995. The benefits of an increase in tons shipped and lower expenses per ton were not enough to offset the impact of a lower average selling price per ton and the resulting decline in gross profit per ton.

 General Corporate and Other Expense, Net of Income Items

  General corporate expense decreased to $6.4 million in 1996 from $6.8 million in 1995. Other items, principally interest income, decreased to $4.2 million in 1996 from $6.1 million in 1995 because of lower cash and cash equivalent balances.

 Interest and Other Expense on Debt

  Interest and other expense on debt increased to $14.3 million from $2.6 million due to the $250 million of Notes issued in mid-1996 in conjunction with the initial public offering. See Recapitalization.

 Provision for Income Taxes

  Income taxes decreased 29.3 percent to $40.2 million in 1996 from $56.9 million in 1995, primarily due to a decrease in taxable income and a slight reduction in the effective tax rate, which decreased to 38.9 percent in 1996 from 39.1 percent in 1995.

RECAPITALIZATION

  In the second quarter of 1996, ISI undertook a recapitalization that involved RT. As part of the recapitalization, RT exchanged existing shares of RT common stock, all of which were owned by ISI, for 34.0 million shares of new-issue Class B common stock ($1.00 par value). RT also sold 5.2 million shares of new-issue Class A common stock ($1.00 par value) in a public offering, the net proceeds of which approximated $77.1 million.

  Prior to the issuance of the Class A common stock, RT declared and paid dividends of $445.9 million to ISI, of which $152.1 million was in cash and $293.8 million was in the form of a note payable. ISI used $63.2 million of the cash dividend to repay intercompany borrowing from RT and its subsidiaries. Of the $445.9 million of dividends paid to ISI, $198.3 million eliminated the reinvested earnings balance that existed at June 26, 1996, while the remaining $247.6 million reduced capital in excess of par value.

  In July 1996, RT sold $150 million of 8.5 percent Notes due July 15, 2001 and $100 million of 9.125 percent Notes due July 15, 2006 in a public offering. The net proceeds of the offering, along with a portion of RT's cash on hand, were used to pay the $293.8 million note balance due ISI.

  Effective June 1, 1996, as the result of a capital contribution from ISI to RT, Inland Industries de Mexico and its 50 percent-owned Ryerson de Mexico joint venture became part of the Company. The contribution increased both investments in joint ventures and capital in excess of par value by $18.9 million. The impact of Ryerson de Mexico on the Company's results of operations has not been material.

LIQUIDITY AND FINANCING

  The Company finished 1997 with no cash and cash equivalents and a short-term borrowing balance of $121.4 million, compared with $23.9 million of cash and cash equivalents and no short-term borrowing at year-end 1996. The reduction in cash and cash equivalent balances and the increase in short-term borrowing resulted entirely from acquisitions.

  For 1997, net cash provided from operating activities amounted to $44.6 million, compared to $60.0 million for 1996. The decline is mainly attributable to higher interest expense in 1997.

  As part of the recapitalization that took place in 1996, RT, on June 26, 1996, established a new committed four-year $250 million bank revolving credit facility. The $200 million credit facility at Joseph T. Ryerson & Son, Inc. ("Ryerson") and the $25 million credit facility at J. M. Tull Metals Company, Inc. were concurrently terminated.

  During the third quarter of 1997, RT extended the term of its $250 million revolving credit facility to September 5, 2002, while reducing both the commitment fee and interest rate related to the facility. Restrictions contained in the bank facility and the Notes indenture prohibit RT from, among other things, declaring or paying dividends on RT common stock under certain conditions. Considering these restrictions, at December 31, 1997, up to $76 million of common dividends could have been paid.

  In order to provide additional borrowing flexibility, RT established a five-year, $250 million uncommitted line of credit with its parent, ISI, on March 27, 1997. Interest under this credit line is at market rates. Under terms of the agreement, ISI may, at its sole option, demand repayment of any or all amounts outstanding at any time.

  At December 31, 1997, RT had outstanding borrowing under the ISI line of credit of $121.4 million. The short-term borrowings were used entirely for the acquisition of Thypin Steel and Cardinal Metals during the first quarter and Omni Metals during the third quarter of 1997, including the repayment of debt assumed in the Thypin and Omni acquisitions. On a combined basis, RT had committed and uncommitted lines of credit of $378.6 million unused as of December 31, 1997. However, there can be no assurance that ISI will continue to make the $250 million credit line available to RT in the future. Additionally, a covenant contained in the bank credit facility restricts the amount of additional debt, including additional borrowings under the credit lines, that RT can incur, to $264 million as of December 31, 1997.

  As of December 31, 1997, Ryerson was also the guarantor of $96.5 million of the ISI Thrift Plan ESOP notes (the "ESOP Guarantee"). The ESOP notes are payable in installments through July 2004. The ESOP Guarantee requires compliance with various financial covenants, including minimum net worth and leverage ratio tests, and also limits Ryerson's ability to advance funds or make dividend payments to RT. Under these covenants, Ryerson's ability to make dividend payments or advance funds to RT at any time is limited to $30 million
(i) plus 80% of net income (decreased by 100% of net losses) earned by Ryerson since December 31,

1989, (ii) minus the dollar amount of dividends paid and capital stock repurchased and the balance of any advances outstanding, and (iii) plus capital contributions to Ryerson and the proceeds from the issuance of any capital stock or certain other investments during such period. At December 31, 1997, approximately $196 million of advances or dividends to RT were allowed under the ESOP Guarantee.

  The indenture under which the $250 million of Notes were issued contains covenants limiting, among other things, the creation of secured indebtedness, sale and leaseback transactions, the repurchase of capital stock, transactions with affiliates and mergers, consolidations and certain sale of assets. In addition, the Notes restrict the payment of dividends, although to a lesser extent than the bank credit facility described above.

  The debt ratings of RT's Notes at year-end 1997 were unchanged from a year ago:

             Moody's............................. Ba 1
             Standard & Poor's................... BB

  The Company had a debt-to-capital ratio of 47 percent at the end of 1997 and a coverage ratio for earnings before interest, taxes, depreciation and amortization to interest expense of 5 times for the year 1997.

  The Company believes that available borrowings under its credit facilities and anticipated cash flow from operations will provide sufficient liquidity to meet its scheduled debt retirements, fund its capital program and meet any operating cash requirements that may arise for at least the next two years.

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS IN JOINT VENTURES

  Capital expenditures and investments in joint ventures during 1997 totaled $40.8 million, compared to $26.3 million in 1996. Capital expenditures were primarily for buildings, machinery and equipment.

  On February 13, 1997, RT, through Ryerson, purchased all of the outstanding stock of Thypin Steel Co., Inc. ("Thypin") for $120 million in cash plus the assumption of $23 million of debt. Thypin was a privately held distributor of carbon and stainless steel products that had seven locations in the eastern United States. On March 3, 1997, RT, through Tull, acquired substantially all the assets of Cardinal Metals, Inc., a privately held distributor and processor of carbon steel products that operated a single facility located in Pounding Mill, Virginia. On August 22, 1997, RT, through Ryerson, purchased all of the outstanding stock of Omni Metals, Inc., a privately held processor and distributor of flat rolled carbon steel products that operated a facility in Knoxville, Tennessee.

  The Company anticipates capital expenditures and investments in joint ventures, excluding acquisitions, to be in the range of $40 million to $50 million in 1998, which will continue to expand the Company's processing capacity.

PENSIONS

  Effective April 30, 1996, that portion of the ISI Pension Plan covering the Company's current and former employees was separated and became the Ryerson Tull Pension Plan. Due to this separation, the Company's benefit obligation was remeasured using plan data and actuarial assumptions as of April 30, 1996. An amount of assets proportional to the liabilities assumed by the Ryerson Tull Pension Plan was allocated to this new plan. As a result, the Company recognized a $25.4 million decrease in its prepaid pension cost, a $16.5 million reduction in reinvested earnings and an $8.9 million deferred tax asset increase in 1996.

  The Company's pension plan currently meets the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company's current policy is to continue to fund the plan in the future to at least meet these minimum funding standards. Although the Company was not required to make any pension plan contributions during 1997, the Company elected to make a voluntary cash contribution of $6.9 million to enhance the pension plan's funded status.

  Effective January 1, 1998, the Company froze the benefits accrued under the Ryerson Tull Pension Plan, a defined benefit pension plan for certain salaried employees, and instituted a defined contribution plan. Salaried employees vested in their benefits accrued under the defined benefit plan at December 31, 1997, will be entitled to those benefits upon retirement. Certain transition rules have been established for those salaried employees meeting the specified age and service requirements. The change in pension plan for salaried employees resulted in a one-time pretax curtailment gain of $8.9 million that was recognized in 1997.

YEAR 2000 COMPLIANCE PROGRAMS

  The Company relies to a significant degree on various computer-supported procedures in various operations, including order processing, inventory tracking, delivery, distribution and accounting. Company personnel from Information Technology and other departments have been identifying and correcting, since late 1996, and continue to identify and correct, date-sensitive hardware, software and procedures that could disrupt operations approaching and after the start of the next millennium ("Year 2000 issues"). The Company continues to dedicate significant internal resources in a range of disciplines to address Year 2000 issues, as well as to receive assistance from several consulting groups. Currently, it is expected that the Company will expend in total approximately $7 million (excluding internal personnel costs) in bringing the Company's systems into Year 2000 compliance. A significant percentage of the effort has already been undertaken and it is anticipated that needed modifications to the Company's information systems will be completed well in advance of year-end 1999.

  The Company has received inquiries from some of its customers and suppliers regarding the extent of the Company's Year 2000 compliance programs, and is setting up processes to start working with selected customers and suppliers. The Company cannot be assured that all entities with which it transacts significant business will finalize their Year 2000 system upgrades in a timely or complete manner.

  Although unlikely, it is possible that, as a result of such a potential failure by major customers or suppliers, or a delay or oversight in the Company's effort to address Year 2000 issues, the Company could experience an adverse impact, which could be material, on the results of operations or financial position of the Company.

                           FINANCIAL RESPONSIBILITY

  Senior management is responsible for the integrity and objectivity of the financial data reported by Ryerson Tull, Inc. and its subsidiaries. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, and in management's judgment reflect fairly the consolidated financial position, cash flows and results of operations of Ryerson Tull and its subsidiary companies.

  The Company maintains systems of internal accounting controls and procedures to provide reasonable assurance of the safeguarding and accountability of Company assets, and to ensure that its financial records provide a reliable basis for the preparation of financial statements and other data.

  Internal accounting control is maintained through:

  . The ongoing activities of corporate staff, line officers and accounting management to monitor the adequacy of internal accounting control systems throughout the Company

  . The selection and proper training of qualified personnel

  . The appropriate separation of duties in organizational arrangements

  . The establishment and communication of accounting and business policies together with detailed procedures for their implementation

  . The use of an intensive ongoing program of internal auditing

  . The use of a detailed budgeting system to assure that expenditures are properly approved and charged

  Stockholders annually elect a firm of independent accountants to audit the annual financial statements (their current report appears below). The principal role of the Audit Committee of the Board of Directors (consisting entirely of non-management Directors) is to review the conclusions reached by management in its evaluation of internal accounting controls, approve the scope of audit programs and evaluate audit results of both independent accountants and internal auditors. Both groups have unrestricted access to the Audit Committee, without the presence of management.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Ryerson Tull, Inc.

  In our opinion, the consolidated financial statements on pages 8 through 25 present fairly, in all material respects, the financial position of Ryerson Tull, Inc. (a majority-owned subsidiary of Inland Steel Industries, Inc.) and subsidiary companies at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          Price Waterhouse LLP

Chicago, Illinois
February 18, 1998

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
         (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

           CONSOLIDATED STATEMENTS OF INCOME AND REINVESTED EARNINGS

                                                      YEAR ENDED DECEMBER 31
                                                    ---------------------------
                                                      1997     1996      1995
                                                    -------- --------  --------
                                                       DOLLARS IN MILLIONS,
                                                       EXCEPT PER SHARE DATA
Consolidated Statement of Income
Net sales.......................................... $2,789.4 $2,394.0  $2,450.1
Cost of materials sold.............................  2,170.0  1,835.9   1,873.9
                                                    -------- --------  --------
Gross profit.......................................    619.4    558.1     576.2
Operating expenses.................................    466.5    416.0     405.7
Depreciation and amortization......................     26.5     22.1      21.8
Pension curtailment gain...........................      8.9      --        --
Gain on sale of assets.............................      8.9      --        --
                                                    -------- --------  --------
Operating profit...................................    144.2    120.0     148.7
Other expenses:
  General corporate and other expense, net of
   income items....................................      6.2      2.2       0.7
  Interest and other expense on debt...............     32.6     14.3       2.6
                                                    -------- --------  --------
Income before income taxes.........................    105.4    103.5     145.4
Provision for income taxes (Note 10)...............     42.6     40.2      56.9
                                                    -------- --------  --------
Net income......................................... $   62.8 $   63.3  $   88.5
                                                    ======== ========  ========
Earnings per share--basic and diluted.............. $   1.60 $   1.72  $   2.60
                                                    ======== ========  ========
Consolidated Statement of Reinvested Earnings
Balance at beginning of year....................... $   22.4 $  173.9  $   85.4
Net income.........................................     62.8     63.3      88.5
Reinvested earnings impact of pension plan split...      --     (16.5)      --
Dividends on common stock..........................      --    (198.3)      --
                                                    -------- --------  --------
Balance at end of year............................. $   85.2 $   22.4  $  173.9
                                                    ======== ========  ========


         See Notes to Consolidated Financial Statements on pages 15-25.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
         (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                       INCREASE (DECREASE) IN
                                                          CASH YEAR ENDED
                                                            DECEMBER 31
                                                       ------------------------
                                                        1997     1996     1995
                                                       -------  -------  ------
                                                        DOLLARS IN MILLIONS
Operating Activities
Net income...........................................  $  62.8  $  63.3  $ 88.5
                                                       -------  -------  ------
Adjustments to reconcile net income to net cash
 provided from operating activities:
  Depreciation and amortization......................     26.5     22.1    21.8
  Pension curtailment gain...........................     (8.9)     --      --
  Net gain on sales of assets........................     (8.9)     --     (0.2)
  Deferred employee benefit cost.....................     (1.7)     3.8   (14.4)
  Deferred income taxes..............................      1.4     (3.5)    0.5
  Change in:
    Receivables......................................    (16.0)     9.4   (16.7)
    Inventories......................................    (34.3)   (51.5)   10.4
    Other assets.....................................      4.9     (2.6)   (2.3)
    Accounts payable.................................     22.0      5.6    (7.0)
    Payables to related companies....................      8.1      2.8    (0.4)
    Accrued liabilities..............................     (7.7)    10.4     4.2
    Other deferred items.............................     (3.6)     0.2     --
                                                       -------  -------  ------
      Net adjustments................................    (18.2)    (3.3)   (4.1)
                                                       -------  -------  ------
        Net cash provided from operating activities..     44.6     60.0    84.4
                                                       -------  -------  ------
Investing Activities
Acquisitions.........................................   (139.9)     --      --
Capital expenditures.................................    (40.4)   (24.1)  (19.3)
Proceeds from sales of assets........................     18.2      2.0     1.9
Investments in joint ventures........................     (0.4)    (2.2)    --
                                                       -------  -------  ------
        Net cash used for investing activities.......   (162.5)   (24.3)  (17.4)
                                                       -------  -------  ------
Financing Activities
Sale of Class A common stock.........................      --      77.1     --
Long-term debt issued................................      --     242.8     --
Long-term debt retired...............................     (2.1)    (8.2)   (4.7)
Dividends paid.......................................      --    (445.9)    --
Change in notes to and from related companies........    121.4     68.8   (11.2)
Reduction of debt assumed in acquisitions............    (25.3)     --      --
                                                       -------  -------  ------
        Net cash provided by (used for) financing
         activities..................................     94.0    (65.4)  (15.9)
                                                       -------  -------  ------
Net increase (decrease) in cash and cash equivalents.    (23.9)   (29.7)   51.1
  Cash and cash equivalents--beginning of period.....     23.9     53.6     2.5
                                                       -------  -------  ------
  Cash and cash equivalents--end of period...........  $   --   $  23.9  $ 53.6
                                                       =======  =======  ======
Supplemental Disclosures
Cash paid during the period for:
  Interest...........................................  $  31.2  $   2.3  $  3.0
  Income taxes, net..................................     38.5     47.9    56.4
Non-cash activities:
  Investments and advances increased by capital
   contribution from Inland Steel Industries, Inc....      --      18.9     --

         See Notes to Consolidated Financial Statements on pages 15-25.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
         (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

                           CONSOLIDATED BALANCE SHEET

                                                               AT DECEMBER 31
                                                               ----------------
                                                                 1997     1996
                                                               --------  ------
                                                                 DOLLARS IN
                                                                  MILLIONS
Assets
Current assets:
  Cash and cash equivalents..................................  $    --   $ 23.9
  Receivables less provision for allowances, claims and
   doubtful accounts of $8.1 and $6.0, respectively..........     297.7   234.4
  Inventories (Note 1).......................................     425.7   314.3
  Deferred income taxes (Note 10)............................       5.6    13.6
                                                               --------  ------
      Total current assets...................................     729.0   586.2
                                                               --------  ------
Investments and advances (Note 12)...........................      20.7    19.8
Property, plant and equipment, at cost, less accumulated
 depreciation (Note 2).......................................     285.0   251.0
Prepaid pension costs (Note 9)...............................      14.9     1.3
Excess of cost over net assets acquired, net of accumulated
 amortization................................................      82.3    22.3
Deferred income taxes (Note 10)..............................      35.8    37.9
Other assets.................................................       9.6    13.7
                                                               --------  ------
      Total assets...........................................  $1,177.3  $932.2
                                                               ========  ======
Liabilities
Current liabilities:
  Accounts payable...........................................  $  149.8  $ 98.4
  Note payable to related company............................     121.4     --
  Payables to related companies--trade and other.............      25.3    17.2
  Accrued liabilities:
    Salaries and wages.......................................      23.4    21.0
    Taxes other than federal income taxes....................       6.8     8.0
    Interest on long-term debt...............................      10.2    10.9
    Other....................................................       2.8     3.0
  Long-term debt due within one year (see details page 11 and
   Note 4)...................................................       6.3     2.1
                                                               --------  ------
      Total current liabilities..............................     346.0   160.6
                                                               --------  ------
Long-term debt (see details page 11 and Note 4)..............     257.0   263.2
Deferred employee benefits and other liabilities (Note 9)....     146.8   144.0
                                                               --------  ------
      Total liabilities......................................     749.8   567.8
                                                               --------  ------
Stockholders' Equity
Preferred stock, $1.00 par value; authorized--16,000,000
 shares; issued and outstanding--0 shares for 1997 and 1996..       --      --
Class A common stock, $1.00 par value; authorized--
 100,000,000 shares; issued and outstanding--5,283,762 shares
 for 1997 and 5,277,127 shares for 1996......................       5.3     5.3
Class B common stock, $1.00 par value; authorized, issued and
 outstanding--34,000,000 shares..............................      34.0    34.0
Capital in excess of par value (Note 5)......................     304.6   304.5
Reinvested earnings..........................................      85.2    22.4
Unearned restricted stock award compensation.................      (0.3)   (0.5)
Cumulative translation adjustment............................      (1.3)   (1.3)
Treasury stock, at cost--common stock of 2,031 shares in 1997
 and 0 shares in 1996........................................       --      --
                                                               --------  ------
    Total stockholders' equity...............................     427.5   364.4
                                                               --------  ------
      Total liabilities and stockholders' equity.............  $1,177.3  $932.2
                                                               ========  ======

         See Notes to Consolidated Financial Statements on pages 15-25.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
         (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

                 SCHEDULE TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                   AT DECEMBER
                                                                       31
                                                                  -------------
                                                                   1997   1996
                                                                  ------ ------
                                                                   DOLLARS IN
                                                                    MILLIONS
Long-Term Debt
Ryerson Tull, Inc.
  Notes, 8.50%, due July 15, 2001................................ $150.0 $150.0
  Notes, 9.125%, due July 15, 2006...............................  100.0  100.0
                                                                  ------ ------
    Total Ryerson Tull, Inc......................................  250.0  250.0
                                                                  ------ ------
Joseph T. Ryerson & Son, Inc.
  Industrial Revenue Bond, floating interest rate set weekly
   based on 13-week Treasury bills, due November 1, 2007.........    7.0    7.0
  Other long-term debt, 10.25%, due through November 30, 1997....    --     1.4
                                                                  ------ ------
    Total Joseph T. Ryerson & Son, Inc...........................    7.0    8.4
                                                                  ------ ------
J.M. Tull Metals Company, Inc.
  Term Note, LIBOR plus 62.5 basis points per annum, due through
   December 15, 1998.............................................    6.3    6.5
  Industrial Revenue Bonds, interest rates ranging from 6.50% to
   65% of the prime rate, due through January 1, 1997............    --     0.4
                                                                  ------ ------
    Total J.M. Tull Metals Company, Inc..........................    6.3    6.9
                                                                  ------ ------
    Subtotal.....................................................  263.3  265.3
    Less: Maturities due within one year.........................    6.3    2.1
                                                                  ------ ------
    Total long-term debt......................................... $257.0 $263.2
                                                                  ====== ======



         See Notes to Consolidated Financial Statements on pages 15-25.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
        (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

                        SUMMARY BY QUARTER (UNAUDITED)

                                      1996                              1997
                         -------------------------------- --------------------------------
                           1Q       2Q      3Q      4Q      1Q      2Q       3Q     4Q(1)
                         ------  -------- ------- ------- ------- ------- -------- -------
                                    DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA
Net sales............... $625.3  $  607.5 $ 592.3 $ 568.9 $ 660.7 $ 730.0 $  715.8 $ 682.9
Cost of materials sold..  477.3     465.7   457.3   435.6   510.4   569.9    562.8   526.9
                         ------  -------- ------- ------- ------- ------- -------- -------
Gross profit............  148.0     141.8   135.0   133.3   150.3   160.1    153.0   156.0
Operating expenses......  105.8     103.6   103.0   103.6   111.0   117.7    115.9   121.9
Depreciation and
 amortization...........    5.6       5.5     5.7     5.3     6.3     7.0      7.1     6.1
Pension curtailment
 gain...................    --        --      --      --      --      --       --      8.9
Gain on sale of assets..    --        --      --      --      2.0     6.9      --      --
                         ------  -------- ------- ------- ------- ------- -------- -------
Operating profit........   36.6      32.7    26.3    24.4    35.0    42.3     30.0    36.9
General corporate and
 other expense, net of
 income items...........   (0.7)      0.1     1.6     1.2     1.0     2.1      2.0     1.1
Interest and other
 expense on debt........    0.6       1.1     6.4     6.2     7.1     8.4      8.7     8.4
                         ------  -------- ------- ------- ------- ------- -------- -------
Income before income
 taxes..................   36.7      31.5    18.3    17.0    26.9    31.8     19.3    27.4
Provision for income
 taxes..................   14.3      12.6     6.9     6.4    10.3    12.8      7.9    11.6
                         ------  -------- ------- ------- ------- ------- -------- -------
Net income..............   22.4      18.9    11.4    10.6    16.6    19.0     11.4    15.8
                         ======  ======== ======= ======= ======= ======= ======== =======
Earnings per share--
 basic and diluted...... $ 0.66  $   0.55 $  0.29 $  0.27 $  0.42 $  0.49 $   0.29 $  0.40
                         ------  -------- ------- ------- ------- ------- -------- -------
Common stock prices:
High....................    --   $ 16 1/8 $16 1/8 $15 1/8 $15 5/8 $16 1/2 $17 3/16 $16 3/8
Low.....................    --     16      13 1/4  12 7/8  13 3/4  13 5/8  15 9/16  13 5/8
Close...................    --     16 1/8  13 7/8  13 1/2  13 7/8  16 1/2  16 3/16  13 7/8

--------
(1) Certain year-end and one-time adjustments in the fourth quarter of 1997 favorably impacted gross profit (including a favorable LIFO adjustment) and unfavorably affected operating expenses.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
        (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

    STATEMENT OF ACCOUNTING AND FINANCIAL POLICIES AND BUSINESS DESCRIPTION

BUSINESS DESCRIPTION

  The Company is organized along regional and product lines into five business units that operate in one business segment and distribute a broad line of steel products, nonferrous metals and industrial plastics to a wide range of industrial users on a nationwide basis. Substantially all of the Company's operations are located in the United States, and foreign sales are not material. At year-end 1997, investments in foreign operations were not material.

PRINCIPLES OF CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of Joseph T. Ryerson & Son, Inc. ("Ryerson") and J. M. Tull Metals Company, Inc. ("Tull"), which are wholly-owned subsidiaries of RT. The accounts of Tull are consolidated with its wholly-owned subsidiary, AFCO Metals, Inc.

ACCOUNTING FOR EQUITY INVESTMENT

  The Company's investment in its 50 percent-owned joint venture Ryerson de Mexico is accounted for under the equity method.

PER SHARE RESULTS

  Financial Accounting Standards Board ("FASB") Statement No. 128 was adopted in 1997. Historical per share results have been restated in accordance with that Statement. See Note 5.

INVENTORY VALUATION

  Inventories are valued at cost that is not in excess of market. Cost is determined principally by the last-in, first-out ("LIFO") method.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is depreciated, for financial reporting purposes, using the straight-line method over the estimated useful lives of the assets. Expenditures for normal repairs and maintenance are charged against income in the period incurred.

EXCESS OF COST OVER NET ASSETS ACQUIRED

  The excess of cost over fair value of net assets of businesses acquired (goodwill) is amortized on the straight-line method over a 25-year period. Accumulated amortization of goodwill totaled $14.8 million at December 31, 1997 and $11.5 million at December 31, 1996.

CASH EQUIVALENTS

  Cash equivalents are highly liquid, short-term investments with maturities of three months or less.

GROSS PROFIT

  Gross profit is calculated as net sales less the cost of materials sold. Direct labor costs and overhead costs are included in operating expenses.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

STOCK-BASED COMPENSATION

  FASB Statement No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of RT's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance equity units is recorded annually based on the quoted market price of RT's stock at the end of the period. See Note 6.

RECLASSIFICATION

  Certain items previously reported in specific financial statement captions on the Statement of Income have been reclassified to conform with the 1996 and 1997 presentation.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: INVENTORIES

  The Company's inventories consist principally of finished steel, nonferrous metals and industrial plastic products for sale at service center locations.

  The difference between LIFO values and approximate replacement costs for the LIFO inventories was $112.4 million at December 31, 1997 and $125.1 million at December 31, 1996.

  During 1995, various inventory quantities were reduced, resulting in liquidations of LIFO inventory quantities carried at costs prevailing in prior years that were different from current year costs. The effect on cost of materials sold of LIFO liquidations in that year was not material.

NOTE 2: PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following:

                                                                   AT DECEMBER
                                                                       31
                                                                  -------------
                                                                   1997   1996
                                                                  ------ ------
                                                                   DOLLARS IN
                                                                    MILLIONS
      Buildings, machinery and equipment......................... $513.3 $464.1
      Land and land improvements.................................   30.0   30.3
                                                                  ------ ------
          Total..................................................  543.3  494.4
      Less--
        Accumulated depreciation.................................  258.3  243.4
                                                                  ------ ------
          Net.................................................... $285.0 $251.0
                                                                  ====== ======

NOTE 3: BORROWING ARRANGEMENTS

  At December 31, 1997, RT had available an unused credit facility totaling $250 million that extends to September 5, 2002. The facility requires compliance with various financial covenants, including minimum net worth, fixed charge coverage and leverage ratio tests, and also limits the amount of cash dividends that RT may pay. At year-end 1997, up to $76 million of common dividends could have been paid under terms of the credit facility.

  In order to provide additional borrowing flexibility, RT established a five-year, $250 million uncommitted line of credit with its parent, Inland Steel Industries, Inc. ("ISI"), on March 27, 1997. Interest under this credit line is at market rates. Under terms of the agreement, ISI may, at its sole option, demand repayment of any or all amounts outstanding at any time.

  At December 31, 1997, RT had outstanding borrowing under the ISI line of credit of $121.4 million. The short-term borrowings were used entirely for the acquisition of Thypin Steel and Cardinal Metals during the first quarter and Omni Metals during the third quarter of 1997, including the repayment of debt assumed in the Thypin and Omni acquisitions. On a combined basis, RT had committed and uncommitted lines of credit of $378.6 million unused as of December 31, 1997. However, there can be no assurance that ISI will continue to make the $250 million credit line available to RT in the future. Additionally, a covenant contained in the bank credit facility restricts the amount of additional debt, including additional borrowings under the credit lines that RT can incur, to $264 million as of December 31, 1997.

NOTE 4: LONG-TERM DEBT

  In July 1996, RT sold $150 million of 8.5 percent Notes due July 15, 2001 and $100 million of 9.125 percent Notes due July 15, 2006 in a public offering. The indenture under which the Notes were issued contains

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
        (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

covenants limiting, among other things, the creation of secured indebtedness, sale and leaseback transactions, the repurchase of capital stock, transactions with affiliates, and mergers, consolidations and certain sales of assets.

  Under the provisions of certain loan agreements, as well as the Inland Steel Industries Thrift Plan ESOP Notes Guarantee (the "ESOP Guarantee") (see Note 13 regarding commitments and contingencies for further description), RT's subsidiaries are required to maintain specified amounts of working capital and net worth and to meet leverage tests, as outlined in the agreements, and Ryerson is restricted as to loans or dividends that may be paid to RT. At December 31, 1997, approximately $196 million was available for Ryerson to make loans or pay dividends to RT under these loan agreements and the ESOP Guarantee.

  Maturities of long-term debt due within five years are $6.3 million in 1998, and $150.0 million in 2001. See Note 13 regarding commitments and contingencies for other scheduled payments.

  Property with a net recorded carrying value of approximately $7.5 million at December 31, 1997 is pledged as collateral on the Industrial Revenue Bonds and mortgage loans. See Long-Term Debt Schedule on page 11.

NOTE 5: CAPITAL STOCK

  On December 31, 1997, 879,491 shares of Class A common stock remained reserved for issuance under RT's incentive stock plan. No shares of preferred stock have been issued. Under RT's Restated Certificate of Incorporation, effective June 1996, the authorized capital stock of the company consists of 100,000,000 shares of Class A common stock, 34,000,000 shares of Class B common stock and 16,000,000 shares of preferred stock.

  In June 1996, RT exchanged existing shares of RT common stock, all of which were owned by ISI, for 34.0 million shares of new-issue Class B common stock. RT also sold 5.2 million shares of new-issue Class A common stock in a public offering, the net proceeds of which approximated $77.1 million. There were no changes in capital accounts during 1995.

  The following table details changes in capital accounts during 1996 and 1997:

                                                                       CAPITAL IN
                             CLASS A        CLASS B                    EXCESS OF
                           COMMON STOCK   COMMON STOCK  TREASURY STOCK PAR VALUE
                          -------------- -------------- -------------- ----------
                          SHARES DOLLARS SHARES DOLLARS SHARES DOLLARS  DOLLARS
                          ------ ------- ------ ------- ------ ------- ----------
                                 SHARES IN THOUSANDS; DOLLARS IN MILLIONS
Balance at January 1,
 1996...................    --    $--       --   $ --    --     $ --    $ 494.6
Issuance of Class A
 common stock...........  5,220    5.2      --     --    --       --       71.9
Exchange of common stock
 for Class B common
 stock..................    --     --    34,000   34.0   --       --      (34.0)
Dividends on common
 stock..................    --     --       --     --    --       --     (247.6)
Capital contribution....    --     --       --     --    --       --       18.9
Issuance under employee
 stock plans............     57    0.1      --     --    --       --        0.7
                          -----   ----   ------  -----   ---    -----   -------
Balance at December 31,
 1996...................  5,277   $5.3   34,000  $34.0   --     $ --    $ 304.5
                          -----   ----   ------  -----   ---    -----   -------
Acquisition of treasury
 stock..................    --     --       --     --     (8)    (0.1)      --
Issuance of Class A
 common stock...........      7    --       --     --    --       --        0.1
Issuance under employee
 stock plans............    --     --       --     --      6      0.1       --
                          -----   ----   ------  -----   ---    -----   -------
Balance at December 31,
 1997...................  5,284   $5.3   34,000  $34.0    (2)   $ --    $ 304.6
                          =====   ====   ======  =====   ===    =====   =======

  Each share of Class A common stock is entitled to one vote, while each share of Class B common stock is entitled to four votes. At such time as the number of shares of Class B common stock outstanding represents less

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
        (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

than 50 percent of the total number of shares of Class A common stock and Class B common stock outstanding, the outstanding Class B common stock will convert into an equal number of shares of Class A common stock.

  Prior to the issuance of the Class A common stock, RT declared and paid dividends of $445.9 million to ISI, of which $152.1 million was in cash and $293.8 million was in the form of a note payable. The net proceeds of the $250 million Note offering, along with a portion of RT's cash on hand, were used to pay the note balance due ISI. ISI used $63.2 million of the cash dividend to repay intercompany borrowing from the Company. Of the $445.9 million of dividends paid, $198.3 million eliminated the reinvested earnings balance that existed at June 26, 1996, while the remaining $247.6 million reduced capital in excess of par value. See Note 3 regarding borrowing arrangements and long-term debt for restrictions on payment of dividends by RT.

NOTE 6: STOCK OPTION PLAN

  The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the option plans been determined based on the fair value at the grant date for awards in 1997 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                    1997      1996      1995
                                                  --------- --------- ---------
                                                   DOLLARS IN MILLIONS, EXCEPT
                                                         PER SHARE DATA
      Net earnings--as reported.................. $    62.8 $    63.3 $    88.5
      Net earnings--pro forma....................      61.4      62.0      88.2
      Earnings per share--as reported............ $    1.60 $    1.72 $    2.60
      Earnings per share--pro forma..............      1.56      1.69      2.59

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997: no dividend yield; expected volatility of 32.5%; risk-free interest rate of 6.74%; and expected term of seven years.

  In July 1996, after the initial public offering of RT's Class A common stock, the compensation committee of RT elected to allow the substitution of certain ISI common stock options into RT Class A common stock options. As the exercise price of options substituted exceeded the then current market price and all other terms of the options remained unchanged, there was no material increase in value to the employees resulting from the substitution and no material increase in cost to the Company. 1,041,949 RT Class A common stock options were substituted for 855,494 ISI stock options. Options substituted retain their original granted vesting schedules. No new options were granted under the Ryerson Tull 1996 Incentive Stock Plan (the "Plan") during 1996.

  The Plan, approved by the stockholder on June 10, 1996, provides for the issuance, pursuant to options and other awards, of 2.3 million shares of Class A common stock to officers and other key employees. Under the Plan, the per share option exercise price may not be less than the fair market value per share on the date of grant. During 1997, options were granted to 102 executives under the Plan and a total of 879,491 shares was available for future grants under the Plan as of December 31, 1997.

  The Plan also provides for the granting of restricted stock and performance awards to officers and other key employees. During 1997, restricted stock awards totaling 5,500 shares were granted to three executives and 94 performance awards totaling 90,900 shares were granted. Shares totaling 63,885 were forfeited when

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
        (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

performance hurdles were not met. Also during 1997, 23,050 shares of previously granted restricted stock awards vested while 1,218 shares of restricted stock were forfeited.

  During 1996, 31,424 shares of previously granted ISI restricted stock were converted to 38,273 shares of RT Class A common stock. During 1996, restricted stock awards totaling 18,854 shares were granted to 10 executives and no performance awards were granted.

  The Company's employees participate in the ISI employee stock purchase plan where employees have the opportunity to sign up twice a year to purchase ISI stock at the end of each six-month period at a price that is 90 percent of the fair market value on the last day of the period. Employees received ISI stock with a total value that was $20,000 and $30,000 greater than the amount paid for the stock issued in the years 1997 and 1996, respectively.

  The table below summarizes information about fixed-price stock options outstanding at December 31, 1997:

                                          OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                              ------------------------------------------- ------------------------------
                                NUMBER    WEIGHTED-AVERAGE   WEIGHTED-      NUMBER      WEIGHTED-
                              OUTSTANDING    REMAINING        AVERAGE     EXERCISABLE    AVERAGE
   RANGE OF EXERCISE PRICES   AT 12/31/97 CONTRACTUAL LIFE EXERCISE PRICE AT 12/31/97 EXERCISE PRICE
   ------------------------   ----------- ---------------- -------------- ----------- --------------
   $30.987 to 32.6287......      64,968         1 yr.          $32.08        64,968       $32.08
   17.5456 to 27.7036......      65,723        3 yrs.           25.15        65,723        25.15
   20.9316.................      58,462        4 yrs.           20.93        58,462        20.93
   21.4446.................      89,360        5 yrs.           21.44        89,360        21.44
   25.3436 to 29.5505......     147,245        6 yrs.           26.04       147,245        26.04
   23.3941.................     142,489        7 yrs.           23.39       142,489        23.39
   20.2647.................     440,338        8 yrs.           20.26       145,267        20.26
   14.0625.................     313,500        9 yrs.           14.06             0          N/A
   14.75 to 15.75..........      10,000       10 yrs.           15.30             0          N/A

  The following table summarizes the status of options under the Plan for the periods indicated:

                                                 OPTION EXERCISE   WEIGHTED-
                                       NUMBER    PRICE OR RANGE     AVERAGE
                                      OF SHARES     PER SHARE    EXERCISE PRICE
                                      ---------  --------------- --------------
   Options (granted and unexercised)
    at December 31, 1995.............       --             --           --
     Converted from ISI.............. 1,041,949   $17.55-32.63       $22.79
     Granted.........................         0            N/A          N/A
     Exercised.......................         0            N/A          N/A
     Canceled or expired.............    (8,768)   20.26-25.34        21.50
   Options (granted and unexercised)
    at December 31, 1996 (511,359
    exercisable)..................... 1,033,181    17.55-32.63        22.80
     Granted.........................   324,500    14.06-15.75        14.10
     Exercised.......................         0            N/A          N/A
     Expired.........................    (4,625)         25.50        25.50
     Forfeited.......................   (20,971)   14.06-32.63        23.15
   Options (granted and unexercised)
    at December 31, 1997 (713,514
    exercisable)..................... 1,332,085    14.06-32.63        20.67

  The weighted-average fair value of options granted during the year was $6.97.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
        (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 7: STOCKHOLDER RIGHTS PLAN

  Pursuant to a stockholder rights plan, on June 10, 1996, the Board of Directors declared a dividend distribution of one right (a "Right") for each outstanding share of common stock payable to stockholders of record on June 13, 1996 and authorized the issuance of one Right for each share of common stock that becomes outstanding prior to the June 13, 2006 expiration of the rights plan. Except as described below, each Right, when exercisable, entitles its holder to purchase from RT one one-hundredth of a share of Series A Junior Participating Preferred Stock, at a price of $95.00, subject to adjustment. The Rights become exercisable only if a person or group acquires, or commences a tender or exchange offer to acquire, beneficial ownership of capital stock representing 10 percent or more of the voting power of RT; provided that in no event will the Rights become exercisable prior to the first date that ISI and its affiliates and associates, in the aggregate, collectively beneficially own capital stock representing less than 50 percent of the voting power of RT. The Rights will not become exercisable if a person obtains 10 percent or more of the voting power of RT through a sale by ISI of Class B common stock unless such person thereafter acquires additional shares of common stock from persons other than ISI.

  In the event that any person or group acquires beneficial ownership of capital stock representing 10 percent or more of the voting power of RT, each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, Class A common stock (or, in certain circumstances, cash, property or other securities of RT) having a value equal to two times the exercise price of the Right. In the event that, at any time following such a 10 percent acquisition, RT is acquired by the 10 percent acquiror in a merger or other business combination transaction or 50 percent or more of RT's assets or earning power are sold to the 10 percent acquiror, each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right. In addition, if a person or group makes such a 10 percent acquisition but does not acquire 50 percent or more of the voting power of RT, the Board of Directors may exchange the Rights at an exchange ratio of one share of Class A common stock per Right (subject to adjustment). Any Rights that are beneficially owned by the 10 percent acquiror would then become null and void.

  The Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to adjustment) prior to the time someone acquires beneficial ownership of capital stock representing 10 percent or more of the voting power of RT.

NOTE 8: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

 Derivatives

  The Company has only limited involvement with derivative financial instruments and does not use them for speculative or trading purposes. Tull has entered into an interest rate swap agreement to reduce the effects of changes in interest rates on the Tull Term Note. At December 31, 1997, Tull had outstanding an interest rate swap agreement with a bank having a notional principal amount equal to the outstanding principal of the Tull Term Note. This agreement effectively changes Tull's interest rate exposure on the Tull Term Note from LIBOR plus 0.625 percent (a floating rate) to a fixed rate of
5.925 percent. This interest rate swap matures on August 17, 1998. Gains and losses associated with this hedging transaction will be reported as part of the interest expense of the Tull Term Note. Tull is exposed to potential credit loss in the event of nonperformance by the bank;

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
        (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

however, Tull does not anticipate such nonperformance. This interest rate swap has not had a material impact on the results of operations or financial position of the Company.

 Cash and Cash Equivalents

  The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.

 Long-Term Debt

  The estimated fair value of the Company's long-term debt (including current portions thereof) using quoted market prices of Company debt securities recently traded and market-based prices of similar securities for those securities not recently traded was $279.0 million at December 31, 1997 and $276.0 million at December 31, 1996, as compared with the carrying value of $263.3 million and $265.3 million at year-end 1997 and 1996, respectively.

NOTE 9: RETIREMENT BENEFITS

 Pensions

  Prior to April 30, 1996, certain employees of the Company were eligible to participate in the ISI Pension Plan. Because the fair value of the ISI Pension Plan assets pertains to all participants in the ISI Pension Plan, no separate determination of the fair value of such assets was made solely with respect to the Company. The Company recorded a pension credit of $2.3 million in 1995.

  Effective April 30, 1996, that portion of the ISI Pension Plan covering the Company's current and former employees was separated and became the Ryerson Tull Pension Plan, a new and separate plan sponsored by the Company, which covers certain employees, retirees and their beneficiaries of the Company and its subsidiaries. The Ryerson Tull Pension Plan is a noncontributory defined benefit plan that provides benefits based on pay and years of service for salaried employees, and years of service and a fixed rate or a rate determined by job grade for all wage employees, including employees under collective bargaining agreements.

  Due to this separation, the Company's benefit obligation was remeasured using plan data and actuarial assumptions as of April 30, 1996. An amount of assets proportional to the liabilities assumed by the Ryerson Tull Pension Plan was allocated to this new plan. As a result, the Company recognized a $25.4 million decrease in its prepaid pension cost, a $16.5 million reduction in reinvested earnings and an $8.9 million deferred tax asset increase in 1996.

  Effective January 1, 1998, the Company froze the benefits accrued under its defined benefit pension plan for certain salaried employees, and instituted a defined contribution plan. Salaried employees vested in their benefits accrued under the defined benefit plan at December 31, 1997 will be entitled to those benefits upon retirement. Certain transition rules have been established for those salaried employees meeting the specified age and service requirements. The change in pension plan for salaried employees resulted in a one-time pretax curtailment gain of $8.9 million in 1997.

  The assumptions used to determine the plan's funded status for 1997 and 1996 are as follows:

                                                                       1997 1996
                                                                       ---- ----
      Discount (settlement) rate...................................... 7.5% 8.0%
      Rate of compensation increase................................... 4.0% 4.0%
      Rate of return on plan assets................................... 9.5% 9.5%

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
        (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  The funded status of the plan as of September 30, 1997 and 1996 was as follows:

                                                                    1997  1996
                                                                    ----  ----
                                                                     DOLLARS
                                                                       IN
                                                                    MILLIONS
      Fair value of plan assets.................................... $293  $251
                                                                    ----  ----
      Actuarial present value of benefits for services rendered to date:
        Accumulated Benefit Obligation based on compensation to
         date, including vested benefits of $256 in 1997 and $211
         in 1996...................................................  274   225
        Additional benefits based on estimated future compensation
         levels....................................................   29    27
                                                                    ----  ----
        Projected Benefit Obligation...............................  303   252
                                                                    ----  ----
      Plan asset shortfall to Projected Benefit Obligation......... $(10) $ (1)
                                                                    ====  ====

  The Projected Benefit Obligation is the full measure of the Company's "going concern" liability for pensions accrued to date based on current interest rates. It includes the effect of future compensation increases for benefits based on final pay. It does not, however, take into consideration contingent benefits that are not expected to be paid but that would require funding in any plan termination.

  The prepaid pension cost reflected in the Company's balance sheet at December 31, 1997 and 1996, can be reconciled to the shortfall of plan assets as shown below:

                                                          1997        1996
                                                        ----------  ---------
                                                        DOLLARS IN MILLIONS
      Plan asset shortfall to Projected Benefit
       Obligation...................................... $      (10) $      (1)
      Unrecognized transition asset....................         (5)        (8)
      Unrecognized net loss............................         14          3
      Unrecognized prior service cost..................          8          8
                                                        ----------  ---------
      Prepaid pension cost at September 30.............          7          2
      Expense, October through December................         (1)        (1)
      Pension curtailment gain, December 31............          9        --
                                                        ----------  ---------
      Prepaid pension cost at December 31.............. $       15  $       1
                                                        ==========  =========

  The unrecognized transition asset is being recognized in income by reducing pension expense in equal annual installments of $2.4 million through 1999. Any subsequent unrecognized net gain or loss in excess of 10 percent of the greater of the Projected Benefit Obligation or the fair value of plan assets will be amortized over the remaining service period of active employees.

  Pension cost for 1997 and 1996 is composed of the components set forth in the table below:

                                                                1997    1996
                                                               ------  ------
                                                                DOLLARS IN
                                                                 MILLIONS
      Service cost--present value of benefits earned during
       the year............................................... $  5.9  $  5.5
      Interest on service cost and Projected Benefit
       Obligation.............................................   20.0    20.4
      Actual return on plan assets............................  (55.0)  (24.8)
      Net amortization and deferral...........................   31.2     0.5
                                                               ------  ------
      Total pension cost...................................... $  2.1  $  1.6
                                                               ======  ======

  The cost of other industry welfare and retirement funds, for salaried and bargaining unit employees, was $2.9 million in 1997 and $3.3 million in 1996 and 1995.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
        (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 Benefits Other Than Pensions

  Substantially all of the Company's employees are covered under postretirement life insurance and medical benefit plans that involve deductible and co-insurance requirements. The postretirement life insurance benefit formula used in the determination of postretirement benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The Company does not prefund any of these postretirement benefits.

  The amount of net periodic postretirement benefit cost for 1997, 1996 and 1995 is composed of the following:

                                                                1997  1996  1995
                                                                ----  ----  ----
                                                                  DOLLARS IN
                                                                   MILLIONS
      Service cost............................................. $2.6  $2.4  $2.2
      Interest cost............................................  8.4   8.2   8.4
      Net amortization and deferral............................ (2.8) (2.0) (3.4)
                                                                ----  ----  ----
        Total net periodic postretirement benefit cost......... $8.2  $8.6  $7.2
                                                                ====  ====  ====

  The following table sets forth components of the accumulated postretirement benefit obligation:

                                                                 SEPTEMBER 30
                                                                 -------------
                                                                  1997   1996
                                                                 ------ ------
                                                                  DOLLARS IN
                                                                   MILLIONS
      Accumulated postretirement benefit obligation
       attributable to:
        Retirees...............................................  $ 63.6 $ 60.3
        Fully eligible plan participants.......................    11.8   10.0
        Other active plan participants.........................    28.6   35.8
                                                                 ------ ------
        Accumulated postretirement benefit obligation..........   104.0  106.1
      Unrecognized net gain....................................    14.3   19.9
      Unrecognized prior service credit........................    27.9   17.6
                                                                 ------ ------
      Accrued postretirement benefit obligation................   146.2  143.6
      Expense net of benefits provided, October through
       December................................................     0.3    0.4
                                                                 ------ ------
      Accrued postretirement benefit obligation at December 31.  $146.5 $144.0
                                                                 ====== ======

  Any net gain or loss in excess of 10 percent of the accumulated postretirement benefit obligation is amortized over the remaining service period of active plan participants.

  The assumptions used to determine the plan's accumulated postretirement benefit obligation are as follows:

                                                                       SEPTEMBER
                                                                          30
                                                                       ---------
                                                                       1997 1996
                                                                       ---- ----
      Discount rate................................................... 7.5% 8.0%
      Rate of compensation increase................................... 4.0% 4.0%
      Medical cost trend rate......................................... 4.5% 4.5%

  A one percentage point increase in the assumed health care cost trend rates for each future year increases the sum of the service cost and interest cost components of the annual periodic postretirement benefit cost and the accumulated postretirement benefit obligation as of September 30, 1997 by $0.6 million and $5.8 million, respectively.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
        (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 10: TAXES ON INCOME

  The Company participates in a tax-sharing arrangement under which current and deferred federal income tax provisions are determined for each company in the ISI group on a stand-alone basis. Any current liability is paid to ISI. If the Company is unable to use all of its allocated tax attributes (net operating loss and tax credit carryforwards) in a given year but other companies in the consolidated group are able to utilize them, then the Company will be paid by ISI for the use of its attributes. Net operating loss ("NOL") and tax credit carryforwards are allocated to each company in accordance with applicable tax regulations as if a company were to leave the consolidated group. Companies with taxable losses record current income tax credits not to exceed current income tax charges recorded by profitable companies. If ISI uses NOL carryforwards, the Company will use the appropriate portion of that year's carryforward previously allocated to it, if any.

  A state tax-sharing arrangement, similar to the arrangement described above with respect to federal taxes, also exists with ISI for those states in which the consolidated group is charged state taxes on a unitary or combined basis.

  The elements of the provision for income taxes for the periods indicated below are as follows:

                                                              YEAR ENDED
                                                              DECEMBER 31
                                                           --------------------
                                                           1997  1996     1995
                                                           ----- -----    -----
                                                              DOLLARS IN
                                                               MILLIONS
      Current income taxes
        Federal........................................... $35.3 $38.9    $49.7
        State and local...................................   5.9   4.8      6.7
                                                           ----- -----    -----
                                                            41.2  43.7     56.4
      Deferred income taxes...............................   1.4   3.5Cr.   0.5
                                                           ----- -----    -----
      Total provision for income taxes.................... $42.6 $40.2    $56.9
                                                           ===== =====    =====

--------
Cr. = Credit

  The components of the deferred income tax assets and liabilities arising under FASB Statement No. 109 were as follows:

                                                                    DECEMBER 31
                                                                    ------------
                                                                    1997   1996
                                                                    -----  -----
                                                                    DOLLARS IN
                                                                     MILLIONS
      Deferred tax assets, excluding postretirement benefits other than pensions:
        NOL and tax credit carryforwards..........................  $19.6  $16.1
        Other deductible temporary differences....................   20.1   25.3
                                                                    -----  -----
      Deferred tax assets.........................................   39.7   41.4
                                                                    -----  -----
      Deferred tax liabilities:
        Fixed asset basis difference..............................   37.9   37.6
        Other taxable temporary differences.......................   12.5    2.7
                                                                    -----  -----
      Deferred tax liabilities....................................   50.4   40.3
                                                                    -----  -----
      Net deferred tax asset (liability), excluding postretirement
       benefits other than pensions...............................  (10.7)   1.1
      FASB Statement No. 106 impact (postretirement benefits other
       than pensions).............................................   52.1   50.4
                                                                    -----  -----
      Net deferred tax asset......................................  $41.4  $51.5
                                                                    =====  =====

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
        (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  For tax purposes, the Company had, at December 31, 1997, approximately $40 million of NOL carryforwards available for regular federal income tax purposes, expiring as follows: $15 million in 2006, $8 million in 2007, $6 million in 2008, $5 million in 2009, and $6 million in 2011. Additionally, in conjunction with the Alternative Minimum Tax ("AMT") rules, the Company had available AMT credit carryforwards for tax purposes of approximately $6 million, which may be used indefinitely to reduce regular federal income taxes.

  The Company believes that it is more likely than not that all of the NOL carryforwards will be utilized prior to their expiration. This belief is based upon the factors discussed below.

  The NOL carryforwards and existing deductible temporary differences (excluding those relating to FASB Statement No. 106) are substantially offset by existing taxable temporary differences reversing within the carryforward period. Furthermore, any such recorded tax benefits that would not be so offset are expected to be realized by continuing to achieve future profitable operations.

  Subsequent to the adoption of FASB Statement No. 109, the Company adopted FASB Statement No. 106 and recognized the entire transition obligation at January 1, 1992 as a cumulative effect charge in 1992. At December 31, 1997, the deferred tax asset related to the Company's FASB Statement No. 106 obligation was $52.1 million. To the extent that future annual charges under FASB Statement No. 106 continue to exceed deductible amounts, this deferred tax asset will continue to grow. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 20-year carryforward period of that loss. Because of the extremely long period that is available to realize these future tax benefits, a valuation allowance for this deferred tax asset is not necessary.

  Total income taxes reflected in the Consolidated Statement of Income differ from the amounts computed by applying the federal tax rate as follows:

                                                                 YEAR ENDED
                                                                 DECEMBER 31
                                                              -----------------
                                                              1997  1996  1995
                                                              ----- ----- -----
                                                                 DOLLARS IN
                                                                  MILLIONS
      Federal income tax provision computed at statutory tax
       rate of 35%..........................................  $36.8 $36.2 $50.9
        Additional taxes or credits from:
          State and local income taxes, net of federal
           income tax effect................................    3.9   3.0   4.5
          All other, net....................................    1.9   1.0   1.5
                                                              ----- ----- -----
      Total income tax provision............................  $42.6 $40.2 $56.9
                                                              ===== ===== =====

NOTE 11: RELATED PARTY TRANSACTIONS

  The Company sells products to and purchases products from related companies at prevailing market prices. These transactions were as follows:

                                                            YEAR ENDED DECEMBER
                                                                     31
                                                            --------------------
                                                             1997   1996   1995
                                                            ------ ------ ------
                                                            DOLLARS IN MILLIONS
      Net product sales.................................... $ 10.5 $ 15.2 $ 15.7
      Net product purchases................................  209.1  202.2  176.6

  Administrative expenses covering management, financial and legal services provided to the Company were charged to the Company by ISI. Such charges totaled $5.5 million in 1997, $6.4 million in 1996 and $6.8 million in 1995.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
        (A MAJORITY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Prior to June 1996, the Company's cash was periodically transferred to ISI under a corporatewide cash management program. Funds transferred to ISI were supported by interest-bearing notes receivable. Interest, at prevailing prime market rates, was charged on all intercompany loans between the Company and ISI. There was $1.5 million of net intercompany interest income in 1996 and $3.9 million of net intercompany interest income in 1995.

  Effective June 1996, while ISI continues to perform cash management activities on behalf of the Company, the Company's cash is no longer transferred to ISI and is maintained and invested separately from ISI's cash.

  On March 27, 1997, RT established the ability to borrow from ISI through a five-year, $250 million uncommitted line of credit. As of December 31, 1997, $121.4 million of borrowing was outstanding under this facility. There was $6.7 million of intercompany interest expense in 1997.

NOTE 12: INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

  Effective June 1, 1996, as a result of a capital contribution from ISI to RT, Inland Industries de Mexico and its 50 percent-owned Ryerson de Mexico joint venture became part of the Company. The contribution increased both investments in joint ventures and capital in excess of par value by $18.9 million. Ryerson de Mexico is a materials distribution joint venture operated in Mexico and is accounted for under the equity method.

NOTE 13: COMMITMENTS AND CONTINGENCIES

  The Company has noncancellable operating leases for which future minimum rental commitments are estimated to total $51.5 million, including approximately $14.7 million in 1998, $13.2 million in 1999, $10.2 million in 2000, $5.5 million in 2001, $4.0 million in 2002 and $3.9 million thereafter.

  Rental expense under operating leases totaled $19.3 million in 1997, $15.7 million in 1996 and $15.9 million in 1995.

  Ryerson is the guarantor of $96.5 million at year-end 1997 of the ISI Thrift Plan ESOP Notes. The notes are payable in installments through July 2004.

 There are various claims and pending actions against the Company. The amount of liability, if any, for these claims and actions at December 31, 1997 is not determinable but, in the opinion of management, such liability, if any, will not have a materially adverse effect on the Company's financial position or results of operations.

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